SHAREHOLDER MEETING


On May 1, 2003, a special shareholder meeting was held at which the three Trustees identified below were elected and the selection of KPMG LLP as the independent certified public accountants and auditors of the Fund for the fiscal year beginning November 1, 2002 was ratified (Proposal No. 1) as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:



NOMINEE                 FOR                     WITHHELD        TOTAL
TRUSTEES
Joel W. Motley          25,346,620.264          716,477.447     26,063,097.711
John V. Murphy          25,300,301.833          762,795.878     26,063,097.711
Clayton K. Yeutter      25,322,748.219          740,349.492     26,063,097.711


                        FOR                     AGAINST            ABSTAIN         TOTAL
Proposal No. 1          25,383,416.691          452,759.365        226,921.655     26,063,097.711